Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157375

GRUBB & ELLIS APARTMENT REIT, INC.

SUPPLEMENT NO. 4 DATED JANUARY 15, 2010
TO THE PROSPECTUS DATED JULY 17, 2009

This document supplements, and should be read in conjunction with, our prospectus dated July 17, 2009 relating to our follow-on offering of 105,000,000 shares of our common stock, as supplemented by Supplement No. 1 dated August 14, 2009, Supplement No. 2 dated October 2, 2009 and Supplement No. 3 dated November 16, 2009. Unless otherwise defined in this Supplement No. 4, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 4 is to disclose:

•	the status of our public offerings;

•	our proposed acquisition of Bella Ruscello Luxury Apartment Homes in Duncanville, Texas;

•	the transfer of interests from Grubb & Ellis Realty Investors, LLC to Grubb & Ellis Equity Advisors, LLC; and

•	an update to our Amended and Restated Share Repurchase Plan.

Status of our Public Offerings

We commenced our initial public offering of shares of our common stock on July 19, 2006 and terminated our initial public offering on July 17, 2009. We issued a total of 16,549,615 shares pursuant to our initial public offering, including 15,738,457 shares sold pursuant to the primary offering and 811,158 shares sold pursuant to our distribution reinvestment plan, resulting in gross offering proceeds to us of approximately $164,924,000.

We commenced our follow-on public offering of shares of our common stock on July 20, 2009. As of January 11, 2010, we had received and accepted subscriptions in our follow-on public offering for 715,426 shares of our common stock, or approximately $7,145,000, excluding shares issued pursuant to our distribution reinvestment plan. As of January 11, 2010, 99,284,574 shares remained available for sale to the public pursuant to our follow-on public offering, excluding shares available pursuant to our distribution reinvestment plan. We will sell shares of our common stock in our follow-on public offering until the earlier of July 17, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum amount has been sold.

Proposed Acquisition of Bella Ruscello Luxury Apartment Homes

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Our Properties” section on page 9 of the prospectus and the “Description of Real Estate” section beginning on page 76 of the prospectus:

On December 30, 2009, we entered into a non-binding letter of intent, or the Letter of Intent, with Duncanville Villages Multifamily, Ltd., an unaffiliated third party, or the seller, for the purchase of Bella Ruscello Luxury Apartment Homes, located in the Dallas suburb of Duncanville, Texas, or the Bella Ruscello property, for a purchase price of $17,400,000. The Bella Ruscello property is a garden-style apartment community which consists of 216 units, as well as a luxury clubhouse, resort-style pool, fitness facility and business center, on approximately 10.6 acres. The Bella Ruscello property was built in 2008 and is currently approximately 97.4% leased.

The material terms of the Letter of Intent include: (i) a due diligence period of 30 days from the execution of the purchase and sale agreement and our receipt of substantially all requested due diligence materials in order to examine and approve the property in our sole discretion; (ii) an initial deposit of $150,000 due upon the execution of a purchase and sale agreement which shall become non-refundable upon the expiration of the due diligence period; (iii) a closing date within 30 days following the expiration of the due diligence period; however, we have the right to extend the closing date by an additional 30 days by paying the Seller an additional non-refundable deposit of $150,000 and providing notice of our intent to do so at least five days prior to the original scheduled closing date; (iv) a closing subject to our ability to obtain financing satisfactory to us in our sole discretion; and (v) prorations of property taxes, insurance premiums, rents, deposits and other items typically prorated made as of the date of recordation of the deed.

Additionally, both parties acknowledge that the purchase and sale agreement and/or escrow instructions shall be subject to our board of directors’ and the seller’s approval and only a fully executed purchase and sale agreement and/or signed escrow instructions shall constitute a purchase and sale of the property. We intend to purchase the Bella Ruscello property using debt financing and funds raised through our follow-on public offering. We also anticipate paying an acquisition fee of 3.0% of the purchase price to our advisor and/or its affiliates. We anticipate closing the acquisition in the first quarter of 2010, however, we can give no assurance that the closing will occur within this timeframe, or at all. This potential acquisition is subject to substantial conditions to closing. Our decision to consummate the acquisition will generally depend upon:

•	the satisfaction of the conditions to the acquisition contained in the relevant agreements;

•	no material adverse change occurring relating to the property, the tenants or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

•	our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Due to the considerable conditions that must be satisfied in order to acquire this property, we cannot give any assurances that the closing of this acquisition is probable.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including the overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per unit, occupancy and the fact that the overall rental rate at this property is comparable to market rates. We believe that this property is well located, has acceptable roadway access, is well maintained and has been professionally managed. The property will be subject to competition from similar apartment buildings within its market area, and its economic performance could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire this property.

Transfer of Interests from Grubb & Ellis Realty Investors, LLC to Grubb & Ellis Equity Advisors, LLC

Effective as of January 13, 2010, Grubb & Ellis Equity Advisors, LLC purchased all of the rights, title and interests held by Grubb & Ellis Realty Investors, LLC in Grubb & Ellis Apartment Management, LLC and Grubb & Ellis Apartment REIT Advisor, LLC.

The “Prospectus Summary — Our Advisor” section on page 10 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Grubb & Ellis Apartment REIT Advisor, our advisor, is a Virginia limited liability company formed in December 2005. Our advisor is a subsidiary of Grubb & Ellis Equity Advisors, LLC, or Grubb & Ellis Equity Advisors, and is also partially owned by certain members of the management of Grubb & Ellis Equity Advisors through Grubb & Ellis Apartment Management, LLC, or Grubb & Ellis Apartment Management, and by ROC REIT Advisors, LLC, or ROC REIT Advisors. Grubb & Ellis Equity Advisors is a wholly owned subsidiary of Grubb & Ellis, our sponsor. Key members of the management of Grubb & Ellis, Grubb & Ellis Equity Advisors and ROC REIT Advisors provide us with extensive experience in the real estate industry through their roles with our advisor. Our day-to-day operations are managed by our advisor under an advisory agreement. Our advisor may engage affiliated entities, including Grubb & Ellis Residential Management, Inc., or Residential Management, to provide various services for our properties.

The second paragraph of the “Prospectus Summary — Our Sponsor and Grubb & Ellis Realty Investors” section on page 11 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Grubb & Ellis Equity Advisors, the manager of our advisor; Grubb & Ellis Securities, Inc., or Grubb & Ellis Securities, our dealer manager; and Residential Management, which provides property management services to our properties, are each direct or indirect wholly owned subsidiaries of Grubb & Ellis. Grubb & Ellis, through its subsidiaries, offers a diverse line of investment products as well as a full range of services, including identification and acquisition of investments, asset and property management, brokerage, leasing, analysis and consultation. Grubb & Ellis and its affiliates manage a portfolio of over 41,000,000 square feet of commercial properties located in approximately 30 states, with a combined value of approximately $5,800,000,000 based on purchase price, as of September 30, 2009. Grubb & Ellis and its affiliates are active sellers of real estate, bringing many of their investment programs full cycle. Grubb & Ellis Equity Advisors owns a 50.0% managing member interest in our advisor.

The “Prospectus Summary — Conflicts of Interest” section on page 19 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Our officers and directors and the owners and officers of our advisor are also involved in the advising and ownership of other REITs and various real estate entities, which may give rise to conflicts of interest. In particular, certain of the owners and officers of our advisor are involved in the management and advising of Grubb & Ellis Healthcare REIT II, Inc., NNN 2002 Value Fund, LLC, NNN 2003 Value Fund, LLC, G REIT Liquidating Trust and T REIT Liquidating Trust, which own and operate real estate investments and may compete with us for the time and attention of these executives, as well as other private real estate investment programs that may compete with us or otherwise have similar business interests. Each of these key persons also may become involved in advising additional REITs and/or other real estate entities. Some of our officers and directors are also owners and officers of our advisor and affiliates of our advisor, including: Grubb & Ellis Equity Advisors, the manager of our advisor; Residential Management, which provides property management services to our properties; NNN Realty Advisors, the parent company of Grubb & Ellis Securities and Residential Management; and Grubb & Ellis, our sponsor. Ownership of these various entities by our officers and directors and the owners and officers of our advisor is set forth below in the sections entitled “Organizational Chart for Our Company and Our Advisor” and “Organizational Chart for Our Advisor’s Affiliates.” These conflicts of interest could limit the time and services that our officers and directors and our advisor and its officers devote to our company because of the similar services they will be providing to other real estate entities. Conflicts of interest related to investment opportunities presented to both our advisor and other real estate entities that are advised or sponsored by Grubb & Ellis could impair our ability to compete for acquisitions and tenants with these entities.

The “Prospectus Summary — Organizational Chart for Our Company and Our Advisor” section on page 20 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The following chart shows the ownership of our company and our advisor as of January 13, 2010.

The “Prospectus Summary — Organizational Chart for Our Advisor’s Affiliates” section on page 21 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The following chart shows the ownership of various entities that are affiliated with our advisor’s affiliates as of January 13, 2010.

The biography of Andrea R. Biller contained in the “Management of Our Company — Directors and Executive Officers” section beginning on page 81 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Andrea R. Biller has been a director since June 2008 and has also served as our Secretary since April 2009 and from December 2005 to February 2009. She has also served as General Counsel of our advisor since December 2005. She has also served as the General Counsel, Executive Vice President and Secretary of our sponsor since December 2007, and of NNN Realty Advisors, a wholly owned subsidiary of Grubb & Ellis and our former sponsor, since September 2006 and a director of NNN Realty Advisors since December 2007. Ms. Biller has also served as the Executive Vice President and Secretary of Grubb & Ellis Equity Advisors since June 2009 and as the Secretary of Residential Management since October 2008. She has served as General Counsel for Grubb & Ellis Realty Investors since March 2003 and as Executive Vice President since January 2007 and as the Secretary of Grubb & Ellis Securities from March 2004 to September 2009. She has also served as President of Grubb & Ellis Apartment Management since January 2010. Ms. Biller has also served as the Executive Vice President and Secretary of Grubb & Ellis Healthcare REIT II, Inc. since January 2009, the Executive Vice President and Secretary of Grubb & Ellis Healthcare REIT, Inc. from April 2006 to July 2009, and the Executive Vice President of Grubb & Ellis Healthcare REIT Advisor, LLC since July 2006. Ms. Biller also served as the Secretary and Executive Vice President of G REIT, Inc. from June 2004 and December 2005, respectively, to January 2008, and as the Secretary of T REIT, Inc. from May 2004 to July 2007. Ms. Biller practiced as a private attorney specializing in securities and corporate law from 1990 to 1995 and 2000 to 2002. She practiced at the SEC from 1995 to 2000, including two years as special counsel for the Division of Corporation Finance. Ms. Biller received a B.A. degree in Psychology from Washington University, an M.A. degree in Psychology from Glassboro State University and a J.D. degree from George Mason University School of Law, where she graduated with distinction. Ms. Biller is a member of the California and Virginia State Bar Associations and the District of Columbia Bar Association.

The “Management of Our Company — Grubb & Ellis and Grubb & Ellis Realty Investors” section beginning on page 89 of the prospectus is hereby renamed the “Management of Our Company — Grubb & Ellis and Grubb & Ellis Equity Advisors” section of the prospectus.

The fourth, fifth and sixth paragraphs of the newly renamed “Management of Our Company — Grubb & Ellis and Grubb & Ellis Equity Advisors” section beginning on page 89 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Grubb & Ellis Equity Advisors, the real estate investment and asset management subsidiary of Grubb & Ellis, offers a diverse line of investment products as well as a full range of services including identification and acquisition of investments, asset and property management, brokerage, leasing, analysis and consultation.

The following individuals serve as the executive officers of Grubb & Ellis, Grubb & Ellis Equity Advisors, or other Grubb & Ellis affiliated entities, and, as such, perform services for us.

Name	Age*	Position

Thomas D’Arcy	50	Chief Executive Officer, President and Director of Grubb & Ellis
Richard W. Pehlke	56	Executive Vice President and Chief Financial Officer of Grubb & Ellis
Jacob Van Berkel	49	Executive Vice President, Chief Operating Officer and President, Real Estate Services, of Grubb & Ellis
Andrea R. Biller	60	General Counsel, Executive Vice President and Secretary of Grubb & Ellis; Executive Vice President and Secretary of Grubb & Ellis Equity Advisors; and Secretary of Grubb & Ellis Securities
Jeffrey T. Hanson	39	Executive Vice President, Investment Programs, of Grubb & Ellis; President of Grubb & Ellis Equity Advisors; President and Chief Executive Officer of Triple Net Properties Realty, Inc.
Stanley J. Olander, Jr.	55	Executive Vice President, Multifamily Division, of Grubb & Ellis
Kevin W. Hull	43	Chief Executive Officer and President of Grubb & Ellis Securities
Michael J. Rispoli	38	Chief Financial Officer of Grubb & Ellis Equity Advisors

*	As of January 13, 2010.

For biographical information regarding Mr. Olander and Ms. Biller, see “— Directors and Executive Officers.” Below is a brief description of the other executive officers of Grubb & Ellis and Grubb & Ellis Equity Advisors and other Grubb & Ellis affiliated entities identified above.

The following information should be read in conjunction with the discussion contained in the newly renamed “Management of Our Company — Grubb & Ellis and Grubb & Ellis Equity Advisors” section beginning on page 89 of the prospectus:

Thomas D’Arcy has served as the President and Chief Executive Officer and as a director of Grubb & Ellis since November 16, 2009 and as the Chairman of Grubb & Ellis Equity Advisors since January 2010. Mr. D’Arcy has been since April 2008 and is currently the non-executive chairman of the board of directors of Inland Real Estate Corporation (NYSE: IRC), where he has also been an independent director since April 2005. Mr. D’Arcy has over 20 years of experience acquiring, developing and financing all forms of commercial and residential real estate. He is currently a principal in Bayside Realty Partners, a private real estate company focused on acquiring, renovating and developing land and income producing real estate primarily in the New England area. From 2001 to 2003, Mr. D’Arcy was President and Chief Executive

Officer of Equity Investment Group, a private real estate company owned by an investor group which included The Government of Singapore, The Carlyle Group and Northwestern Mutual Life Insurance Company. Prior to his tenure with Equity Investment Group, Mr. D’Arcy was the Chairman of the Board, President and Chief Executive Officer of Bradley Real Estate, Inc., a Boston-based real estate investment trust traded on the NYSE, from 1989 to 2000. Mr. D’Arcy received his B.A. degree in Political Science from Bates College.

Jeffrey T. Hanson has served as the Executive Vice President, Investment Programs, of Grubb & Ellis since December 2007 and as the Chief Executive Officer and President of Grubb & Ellis Equity Advisors since June 2009. In addition, he has served as the President and Chief Investment Officer of Grubb & Ellis Realty Investors since December 2007 and January 2007, respectively, and as the President and Chief Executive Officer of Triple Net Properties Realty, Inc. since July 2006 and as its Chairman of the Board of Directors since April 2007. Mr. Hanson’s responsibilities include managing Grubb & Ellis’ real estate portfolio and directing acquisitions and dispositions nationally for Grubb & Ellis’ public and private real estate programs. He has also served as the Chief Investment Officer of NNN Realty Advisors since September 2006 and as a director of NNN Realty Advisors since November 2008. From 1996 to July 2006, Mr. Hanson served as Senior Vice President with Grubb & Ellis Company’s Institutional Investment Group in the firm’s Newport Beach office. While with that entity, he managed investment sale assignments throughout Southern California and other Western U.S. markets for major private and institutional clients. Mr. Hanson is a member of the Sterling College Board of Trustees and formerly served as a member of the Grubb & Ellis President’s Counsel and Institutional Investment Group Board of Advisors. Mr. Hanson received a B.S. degree in Business from the University of Southern California with an emphasis in Real Estate Finance.

Michael J. Rispoli has served as Grubb & Ellis’ Senior Vice President, Strategic Planning and Investor Relations since December 2007, having served in the same capacity for NNN Realty Advisors since May 2007. Mr. Rispoli has served as a director of NNN Realty Advisors since 2008 and as Chief Financial Officer of Grubb & Ellis Equity Advisors since June 2009. Mr. Rispoli has also served as the Chief Financial Officer of Grubb & Ellis Realty Investors since October 2008 and in connection with his capacity as such, has served as the principal financial officer of NNN 2003 Value Fund, LLC, since October 2008. From 2000 to May 2007, Mr. Rispoli was executive director and corporate controller of Conexant Systems, Inc., a publicly traded semiconductor company with $1 billion in annual revenue. Mr. Rispoli began his career as manager of audit and business assurance services at PricewaterhouseCoopers LLP in 1993. A certified public accountant, Mr. Rispoli holds a B.S. degree from Seton Hall University.

The first paragraph of the “Management of Our Company — Our Advisor” section beginning on page 91 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Our advisor, Grubb & Ellis Apartment REIT Advisor, is primarily responsible for managing our day-to-day business affairs and assets and carrying out our board of directors’ directives. Our advisor is a Virginia limited liability company that was formed in December 2005. Our advisor does not provide management services to any other entities and does not intend to do so in the future. However, there are no limitations in our charter, bylaws or policies prohibiting or limiting our advisor in providing these services to another entity, with the exception of our advisor’s fiduciary duties to us and our right of first opportunity to acquire Class A income-producing apartment communities. Our advisor is affiliated with our company in that several of our officers and directors, Messrs. Olander, Remppies and Carneal, and Ms. Biller, also are indirect owners and officers of our advisor. Mr. Olander and Ms. Biller also own interests in and serve as an officer or key employee of Grubb & Ellis, the parent of Grubb & Ellis Equity Advisors, the manager of our advisor, and certain of its affiliates. Our advisor may engage Residential Management, its affiliated property management company, which is owned by Grubb & Ellis, to provide a number of services in connection with our properties.

The first paragraph of the “Conflicts of Interest — Interests in Other Real Estate Programs” section on page 109 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Other than performing services as our advisor, our advisor presently has no interests in other real estate programs. However, some of our officers and directors are officers or employees of our advisor, our sponsor, Grubb & Ellis Equity Advisors, which manages our advisor, and/or other affiliated entities that will receive fees in connection with this offering and our operations. These relationships are described in the “Management of Our Company” section of this prospectus. In addition, Messrs. Olander, Carneal and Remppies and Mss. Biller, Johnson and Lo each own less than a 1.0% interest in our sponsor. Mss. Biller, Johnson and Lo each hold options to purchase a de minimis amount of additional shares of our sponsor’s common stock. Messrs. Olander, Carneal and Remppies each is a member of ROC REIT Advisors, which owns a 25.0% non-managing membership interest in our advisor and each holds a de minimis ownership in several other Grubb & Ellis Group programs. Ms. Biller also owns an 18.0% membership interest in Grubb & Ellis Apartment Management, which owns a 25.0% non-managing membership interest in our advisor, and she holds a de minimis ownership interest in several other Grubb & Ellis Group programs. Officers of our advisor also may advise other real estate investment programs sponsored by Grubb & Ellis.

The “Conflicts of Interest — Affiliated Property Managers” section on page 111 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Residential Management, our property manager, is an indirect wholly owned subsidiary of Grubb & Ellis. We expect Residential Management will perform substantially all property management services for us and our operating partnership. Our property manager is affiliated with our sponsor and Grubb & Ellis Equity Advisors, which manages our advisor, and in the future there is potential for a number of the members of our sponsor’s management team and those that manage either or both of the property managers to overlap. As a result, we might not always have the benefit of independent property management to the same extent as if our sponsor and our property manager are unaffiliated and did not share any employees or managers. In addition, given that our property manager is affiliated with us, our sponsor and our advisor, any agreements with our property manager will not be at arm’s length. As a result, any such agreements will not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. Further, Residential Management manages properties for other Grubb & Ellis Group programs, which may result in a conflict for the time and services of its personnel.

The fifth paragraph of the “Description of Capital Stock — Stockholder Voting” section beginning on page 118 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Under the MGCL and our charter, we may not, without the affirmative vote of stockholders holding at least a majority of all the shares of stock entitled to vote on the matter:

•	amend our charter, including, by way of illustration, amendments to provisions relating to director qualifications, fiduciary duty, liability and indemnification, conflicts of interest, investment policies or investment restrictions, except for amendments with respect to increases or decreases in the aggregate number of shares of our stock or the number of shares of stock of any class or series, changes in our name, changes in the name or other designation or the par value of any class or series of stock and the aggregate par value of our stock or certain reverse stock splits;

•	sell all or substantially all of our assets other than in the ordinary course of our business or as otherwise permitted by law;

•	cause a merger or reorganization of our company except where the merger is effected through a wholly owned subsidiary and the consideration to be paid by us in the merger consists solely of cash, the merger may be approved solely by our board of directors unless a party to the merger is an affiliate of our sponsor; or

•	dissolve or liquidate our company.

The fifth paragraph of the “Prior Performance Tables” section beginning on page A-1 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

General economic conditions affecting the real estate industry and other factors contribute significantly to financial results.

Share Repurchase Plan

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Share Repurchase Plan” section beginning on page 12 of the prospectus and the “Share Repurchase Plan” section beginning on page 116 of the prospectus:

Our amended and restated share repurchase plan, or the Amended and Restated Share Repurchase Plan, provides that we may, in our sole discretion, repurchase our shares of common stock on a quarterly basis. On December 23, 2009, in accordance with the discretion given it under the Share Repurchase Plan, our board of directors determined to repurchase shares, in connection with share purchase requests submitted during the fourth quarter 2009, only with respect to requests made in connection with a stockholder’s death or qualifying disability, as determined by our board of directors and in accordance with the terms and conditions set forth in the Amended and Restated Share Repurchase Plan. Our board of directors determined that it is in our best interest to conserve cash, and therefore, no other repurchases requested during or prior to 2009 will be made. Our board of directors considers requests for repurchases quarterly. If a stockholder previously submitted a request for repurchase of his or her shares that has not yet been effected, we will consider those requests at the end of the first quarter of 2010, unless the stockholder withdraws the request.

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